Exhibit (a)(22)

FOR IMMEDIATE RELEASE	Media Contacts:	Tad Hutcheson
January 19, 2007		tad.hutcheson@airtran.com
678.254.7442

Judy Graham-Weaver
judy.grahamweaver@airtran.com
678.254.7448

AirTran Sends Letter to Midwest Shareholders

ORLANDO, Fla. (January 19, 2007) – AirTran Holdings, Inc. (NYSE: AAI), the parent company of AirTran Airways, announced today that Joseph B. Leonard, AirTran Chairman and Chief Executive Officer, and Robert L. Fornaro, AirTran President and Chief Operating Officer, sent a letter to the shareholders of Midwest Air Group (AMEX: MEH) relating to the exchange offer AirTran has commenced as part of its proposal to combine AirTran with Midwest.

The complete text of the letter is set forth below:

January 18, 2007

Dear Midwest Shareholder,

We recently sent you information about AirTran Holdings Inc.’ s offer to exchange for $13.25 – consisting of $6.625 in cash and 0.5884 of a share of AirTran common stock as determined as of the time of our offer - for each share of Midwest Air Group that you own. Please review those documents carefully and thoroughly. In this letter, we would also like to provide you with some background information, so that you may better understand why we are convinced that AirTran offers superior value for your investment.

For several months, AirTran has tried to engage Midwest management in discussions concerning the merits of combining the two companies and the benefits it would bring to all Midwest stakeholders. Midwest’s Board and management have, however, declined our requests to explore such a combination. Even after December 13th, when we made our proposal of October 20, 2006 public, the reply was that the “ball was in our court”. As we saw it, the next step was to bring our offer directly to you, so that you, the owners of Midwest, would have the opportunity to act in your own financial interests. We have now done so.

When you review AirTran’s offer (also available at http://www.airtran.com/midwest/default.aspx), you will see that it not only provides you with a significant premium to Midwest’s stock price before we made our offer public, but also that it offers you the upside potential of continuing to own shares in a combined AirTran and Midwest. We believe the merged company would be a stronger, truly national low-cost carrier offering a high quality product that would generate improved profit potential through a number of revenue and cost synergies. The combined carrier will be better able to succeed in an increasingly competitive environment; it would expand service in Milwaukee and Kansas City; and provide more low fares to more cities. We also expect the combined company to create more jobs and increase advancement opportunities for employees of both airlines, and increase the economic benefit of travel and tourism to the cities in which AirTran and Midwest currently operate.

By contrast, we ask you to read the strategic plan that Midwest filed on January 10, 2007 which demonstrates the Midwest management’s determination to continue Midwest as a standalone carrier. In our view, this would leave Midwest highly vulnerable to competitive incursions from both larger carriers with costs restructured in bankruptcy and to the inevitable expansion of low cost competition. We believe the effect of these increased levels of competition would be exacerbated by the relatively modest size of Midwest and the increasingly burdensome cost structure that its fleet of older, less fuel-efficient aircraft will entail. Moreover, if you look at Midwest’s record over the past five years, it is clear that existing management has been unable to achieve anything approaching consistent profitability. Is the possibility of more of the same really what you as a shareholder are comfortable with for the future?

A combination with AirTran will result in a carrier with not only a superior product but the fleet and cost structure to compete with anyone.

This is your opportunity to speak directly to your Board. Tender your shares pursuant to AirTran’s offer, and let your Board know that you want them to sit down and negotiate a merger agreement with AirTran.

If you have any questions about AirTran’s offer, we urge you to contact your broker, banker or other financial advisor, or Innisfree M&A Incorporated which is assisting us at (877) 456-3422.

Sincerely,

Joseph B. Leonard	Robert L. Fornaro
Chairman and Chief Executive Officer	President and Chief Operating Officer

Shareholder questions regarding the exchange offer or requests for offering materials should be directed to Innisfree M&A Incorporated at (877) 456-3422. (Banks and Brokers may call collect at (212) 750-5833.) Offering materials are also available on the SEC’s website at http://www.sec.gov. Midwest shareholders are urged to read the offering materials filed by AirTran, which contain important information about the exchange offer.

AirTran Airways, a Fortune 1000 company and one of America’s largest low-fare airlines with 8,000 friendly, professional Crew Members, operates nearly 700 daily flights to 52 destinations. The airline’s hub is at Hartsfield-Jackson Atlanta International Airport, where it is the second largest carrier. AirTran Airways’ aircraft features the fuel-efficient Boeing 737-700 and 717-200 to create America’s youngest all-Boeing fleet. The airline is also the first carrier to install XM Satellite Radio on a commercial aircraft and the only airline with Business Class and XM Satellite Radio on every flight. For reservations or more information, visit airtran.com (America Online Keyword: AirTran).

This document relates to the offer by AirTran Holdings, Inc. (“AirTran”), through its wholly owned subsidiary, Galena Acquisition Corp., to exchange for all of the issued and outstanding common stock and associated rights (the “Midwest Shares”) of Midwest Air Group, Inc. consideration consisting of $6.625 in cash and 0.5884 of a share of AirTran common stock. The offer currently is scheduled to expire at 12:00 Midnight, New York City time on Thursday, February 8, 2007, unless extended. AirTran and Galena have expressly reserved the right, in their sole discretion, to extend the period of time during which the offer will remain open. Any extension will be announced no later than 9:00 A.M., New York City time, on the next business day after the previously scheduled expiration date. This document does not constitute an offer to purchase or the solicitation of an offer to sell which is being made only pursuant to the Offer to Exchange and related Letter of Transmittal forming part of the registration statement referred to below. The information required to be disclosed by Exchange Act Rule 14d-6(d)(1) is contained in the Prospectus and is incorporated by reference. The offer to exchange is not being made to and nor will tenders be accepted from or on behalf of holders of securities of Midwest Air Group, Inc. in any jurisdiction in which the making of the offer or the acceptance thereof would not comply with the laws of such jurisdiction. In those jurisdictions in the United States where the securities, blue sky or other laws require the offer to exchange to be made by a licensed broker or dealer, the offer to exchange shall be deemed to be made on behalf of AirTran and Galena by Morgan Stanley & Co. Incorporated and Credit Suisse Securities (USA) LLC (the “Dealer Managers”), or by one or more registered broker or dealers under the laws of such jurisdiction.

AirTran has filed with the United States Securities and Exchange Commission a registration statement (No. 333-139917)to register the AirTran shares which would be issued in the proposed transaction and in the future may file a proxy statement with respect to the proposed transaction. Investors and security holders are urged to read the registration statement and (when and if available) any proxy statement as well as any other relevant documents filed with the SEC, and any amendments or supplements to those documents, because they will contain important information. Investors and security holders may obtain a free copy of the registration statement and (when and if available) the proxy statement at www.sec.gov. The registration statement and (when and if available) proxy statement and such other documents may also be obtained free of charge from AirTran by directing such request to: Richard P. Magurno, Corporate Secretary, AirTran Holdings, Inc., 9955 AirTran Boulevard, Orlando, Florida 32827 or to the information agent for this offering: Innisfree M&A Incorporated, 501 Madison Avenue New York, New York 10022.

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